Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024	2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss for the three-month and six-month periods ended June 30, 2025 and 2024	3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss for the three-month and six-month periods ended June 30, 2025 and 2024	4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2025 and 2024	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended June 30, 2024	6
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended June 30, 2025	7
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2025 and 2024	8
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the six-month period ended June 30, 2025	9

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of June 30, 2025, and December 31, 2024

		June 30,	December 31,
	Notes	2025	2024

		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	2,300,994	3,341,738
Other financial assets	7/13	6,994	6,496
Trade and other receivables	7	38,439	15,513
Prepayments	7	251,079	169,649
Other short - term assets	7	60,074	7,967
Total current assets		2,657,580	3,541,363

Non-current assets
Right-of-use assets	8	37,555	41,578
Intangible assets	10	—	—
Equipment	9	919	1,131
Non-current financial assets	11	7,086	7,089
Investment accounted for using the equity method	22	5,007,846	7,087,142
Financial assets at fair value through Other Comprehensive Income	23	285,962	—
Derivative financial instruments	24	509,067	—
Total non-current assets		5,848,435	7,136,940

Total assets		8,506,015	10,678,303

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		7,491	7,306
Payables and accruals	12	1,142,955	794,787
Total current liabilities		1,150,446	802,093

Non-current liabilities
Non-current lease liabilities		30,896	34,688
Retirement benefits obligations	15	111,947	164,251
Total non-current liabilities		142,843	198,939

Equity
Share capital	13	1,843,545	1,843,545
Share premium	13	266,938,008	266,382,670
Other equity	13	64,620,223	64,620,223
Treasury shares reserve	13	(738,489)	(869,708)
Other reserves		31,225,922	31,062,996
Accumulated deficit		(356,676,483)	(353,362,455)
Total equity		7,212,726	9,677,271

Total liabilities and equity		8,506,015	10,678,303

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

for the three-month and six-month periods ended June 30, 2025 and 2024

		For the three months ended		For the six months ended
		June 30,		June 30,
	Notes	2025	2024	2025	2024

		Amounts in Swiss francs
Revenue from contract with customer	16	—	115,277	—	348,757
Other income	17	36,375	—	107,430	1,430

Operating costs
Research and development		(234,454)	(339,317)	(390,520)	(584,442)
General and administration		(534,819)	(675,276)	(1,056,070)	(1,453,153)
Total operating costs	18	(769,273)	(1,014,593)	(1,446,590)	(2,037,595)

Operating loss		(732,898)	(899,316)	(1,339,160)	(1,687,408)

Finance income		3	(25,832)	3	27,693
Finance expense		5,828	(864)	(13,322)	(1,475)
Finance result	20	5,831	(26,696)	(13,319)	26,218

Share of net loss of investments accounted for using the equity method	22	(1,231,845)	(530,749)	(2,079,296)	(530,749)
Net loss before tax from continuing operations.		(1,958,912)	(1,456,761)	(3,431,775)	(2,191,939)

Income tax expense		—	—	—	—
Net loss from continuing operations		(1,958,912)	(1,456,761)	(3,431,775)	(2,191,939)

Net profit from discontinued operations (attributable to equity holders of the Group)	21	117,747	14,335,393	117,747	11,983,432
Net profit / (loss) for the period		(1,841,165)	12,878,632	(3,314,028)	9,791,493

Basic and diluted profit per share for profit attributable to the ordinary equity holders of the Company	25	(0.02)	0.13	(0.03)	0.10
From continuing operations		(0.02)	(0.01)	(0.03)	(0.02)
From discontinued operations		0.00	0.14	0.00	0.12

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

for the three-month and six-month periods ended June 30, 2025 and 2024

		For the three months ended		For the six months ended
		June 30,		June 30,
	Notes	2025	2024	2025	2024

		Amounts in Swiss francs
Net profit / (loss) for the period		(1,841,165)	12,878,632	(3,314,028)	9,791,493

Other comprehensive income / (loss)
Items that will never be reclassified to profit or loss :
Remeasurements of retirement benefits obligation related to continuing operations		(11,585)	(2,618)	54,307	(5,115)
Remeasurements of retirement benefits obligation related to discontinued operations		—	(49,640)	—	(96,988)
Items that may be classified subsequently to profit or loss:
Exchange difference on translation of foreign operations		(1,218)	(143)	(1,088)	985
Other comprehensive income / (loss) for the period, net of tax		(12,803)	(52,401)	53,219	(101,118)

Total comprehensive income / (loss) for the period		(1,853,968)	12,826,231	(3,260,809)	9,690,375
From continuing operations		(1,971,715)	(1,459,522)	(3,378,556)	(2,196,069)
From discontinued operations		117,747	14,285,753	117,747	11,886,444

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the six-month periods ended June 30, 2025 and 2024

						Foreign
					Treasury	Currency
		Share	Share	Other	Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Equity	Reserve	Reserve	Reserves	Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2024		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net profit for the period		—	—	—	—	—	—	9,791,493	9,791,493
Other comprehensive loss for the period		—	—	—	—	985	(102,103)	—	(101,118)
Total comprehensive profit for the period		—	—	—	—	985	(102,103)	9,791,493	9,690,375
Cost of treasury shares issuance		—	(7,037)	—	—	—	—	—	(7,037)
Cost of pre-funded warrants exercised		—	(4,259)	—	—	—	—	—	(4,259)
Value of share-based services	14	—	—	—	—	—	1,591,323	—	1,591,323
Movement in treasury shares:	13
Sale of treasury shares		—	204,750	—	30,507	—	—	—	235,257
Costs related to the sale of treasury shares.		—	(1,764)	—	—	—	—	—	(1,764)
Movement under liquidity agreement		—	(2,260)	—	4,200	—	—	—	1,940
Balance as of June 30, 2024		1,843,545	266,384,119	64,620,223	(874,859)	(658,885)	31,963,906	(350,626,749)	12,651,300

Balance as of January 1, 2025		1,843,545	266,382,670	64,620,223	(869,708)	(658,885)	31,721,881	(353,362,455)	9,677,271
Net loss for the period		—	—	—	—	—	—	(3,314,028)	(3,314,028)
Other comprehensive Income for the period		—	—	—	—	(1,088)	54,307	—	53,219
Total comprehensive loss for the period		—	—	—	—	(1,088)	54,307	(3,314,028)	(3,260,809)
Value of share-based services	14	—	—	—	—	—	44,098	—	44,098
Movement in treasury shares:	13
Sale of Treasury shares		—	648,558	—	128,988	—	—	—	777,546
Value of Warrants granted		—	(65,609)	—	—	—	65,609	—	—
Costs related to the sale of treasury shares.		—	(25,897)	—	—	—	—	—	(25,897)
Movement under liquidity agreement		—	(1,714)	—	2,231	—	—	—	517
Balance as of June 30, 2025		1,843,545	266,938,008	64,620,223	(738,489)	(659,973)	31,885,895	(356,676,483)	7,212,726

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month periods ended June 30, 2024

						Foreign
					Treasury	Currency
		Share	Share	Other	Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Equity	Reserve	Reserve	Reserves	Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2024		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net loss for the period		—	—	—	—	—	—	(3,087,139)	(3,087,139)
Other comprehensive loss for the period		—	—	—	—	1,128	(49,845)	—	(48,717)
Total comprehensive loss for the period		—	—	—	—	1,128	(49,845)	(3,087,139)	(3,135,856)
Cost of pre-funded warrants exercised		—	(3,647)	—	—	—	—	—	(3,647)
Value of share-based services	14	—	—	—	—	—	386,028	—	386,028
Movement in treasury shares:	13
Sale of treasury shares		—	204,750	—	30,507	—	—	—	235,257
Costs related to the sale of treasury shares.		—	(1,764)	—	—	—	—	—	(1,764)
Movement under liquidity agreement		—	(2,417)	—	3,947	—	—	—	1,530
Balance as of March 31, 2024		1,843,545	266,391,611	64,620,223	(875,112)	(658,742)	30,810,869	(363,505,381)	(1,372,987)
Net profit for the period		—	—	—	—	—	—	12,878,632	12,878,632
Other comprehensive loss for the period		—	—	—	—	(143)	(52,258)	—	(52,401)
Total comprehensive profit for the period		—	—	—	—	(143)	(52,258)	12,878,632	12,826,231
Cost of treasury shares issuance		—	(7,037)	—	—	—	—	—	(7,037)
Cost of pre-funded warrants exercised		—	(612)	—	—	—	—	—	(612)
Value of share-based services	14	—	—	—	—	—	1,205,295	—	1,205,295
Movement in treasury shares:	13
Movement under liquidity agreement		—	157	—	253	—	—	—	410
Balance as of June 30, 2024		1,843,545	266,384,119	64,620,223	(874,859)	(658,885)	31,963,906	(350,626,749)	12,651,300

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month periods ended June 30, 2025

						Foreign
					Treasury	Currency
		Share	Share	Other	Shares	Translation	Other	Accumulated
	Notes	Capital	Premium	Equity	Reserve	Reserve	Reserves	Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2025		1,843,545	266,382,670	64,620,223	(869,708)	(658,885)	31,721,881	(353,362,455)	9,677,271
Net loss for the period		—	—	—	—	—	—	(1,472,863)	(1,472,863)
Other comprehensive Income for the period		—	—	—	—	130	65,892	—	66,022
Total comprehensive loss for the period		—	—	—	—	130	65,892	(1,472,863)	(1,406,841)
Value of share-based services	14	—	—	—	—	—	24,917	—	24,917
Movement under liquidity agreement	13	—	(75)	—	406	—	—	—	331
Balance as of March 31, 2025		1,843,545	266,382,595	64,620,223	(869,302)	(658,755)	31,812,690	(354,835,318)	8,295,678
Net loss for the period		—	—	—	—	—	—	(1,841,165)	(1,841,165)
Other comprehensive loss for the period		—	—	—	—	(1,218)	(11,585)	—	(12,803)
Total comprehensive profit for the period		—	—	—	—	(1,218)	(11,585)	(1,841,165)	(1,853,968)
Value of share-based services		—	—	—	—	—	19,181	—	19,181
Movement in treasury shares:	13
Sale of treasury shares		—	648,558	—	128,988	—	—	—	777,546
Value of Warrants granted		—	(65,609)	—	—	—	65,609	—	—
Costs related to the sale of treasury shares.		—	(25,897)	—	—	—	—	—	(25,897)
Movement under liquidity agreement		—	(1,639)	—	1,825	—	—	—	186
Balance as of June 30, 2025		1,843,545	266,938,008	64,620,223	(738,489)	(659,973)	31,885,895	(356,676,483)	7,212,726

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the six-month periods ended June 30, 2025 and 2024

		For the six months ended
		June 30,
	Notes	2025	2024

		Amounts in Swiss francs
Net profit / (loss) for the period		(3,314,028)	9,791,493
Adjustments for:
Net gain on Neurosterix Transaction	21	(117,747)	(13,961,900)
Fair value of services received at zero cost recorded as income	10	(105,560)	—
Fair value of services received at zero cost recorded as other operating costs	10	105,560	—
Depreciation	8/9	4,236	182,742
Value of share-based services	14	44,098	433,254
Post-employment benefits		2,003	(28,723)
Share of the net loss of associates	22	2,079,296	530,749
Finance cost / (income) net		33,399	(100,577)
Increase in other financial assets	7	(498)	(1,948)
Increase in trade and other receivables	7	(22,926)	(477,288)
Decrease in contract asset	7	—	10,387
Increase in prepayments	7	(81,430)	(272,821)
(Increase) / decrease in other current assets	7	7,967	(5,000)
Increase / (decrease) in payables and accruals	12	347,082	(1,013,382)
Decrease in deferred income		—	(38,401)
Net cash used in operating activities		(1,018,548)	(4,951,415)

Cash flows from / (used in) investing activities
Consideration from Neurosterix Transaction	21	57,673	5,119,754
Legal fees paid for Neurosterix Transaction	21	—	(452,798)
Investment in Stalicla Ltd - preferred shares	23	(285,962)	—
Investment in Stalicla Ltd – derivative financial instruments	24	(509,067)	—
Net cash from / (used in) investing activities		(737,356)	4,666,956

Cash flows from financing activities
Sale of treasury shares	13	777,546	235,257
Cost paid on sale of treasury shares	13	(25,897)	(1,764)
Movements under liquidity agreement	13	517	1,940
Costs paid on sale of treasury shares – shelf registration		—	(24,018)
Costs paid on exercise of pre-funded warrants		—	(36,457)
Principal element of lease payment		(3,607)	(69,738)
Interest received	20	3	9,063
Interest paid	20	(1,377)	(7,147)
Net cash from financing activities		747,185	107,136

Decrease in cash and cash equivalents		(1,008,719)	(177,323)

Cash and cash equivalents at the beginning of the period	6	3,341,738	3,865,481
Exchange difference on cash and cash equivalents		(32,025)	99,622

Cash and cash equivalents at the end of the period	6	2,300,994	3,787,780

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the six-month period ended June 30, 2025

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”) and its subsidiaries (together, the “Group”) are a clinical stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH 1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS and Addex Pharmaceuticals Inc. Addex Therapeutics also owns a 20% equity interest in Neurosterix US Holdings LLC, USA. Neurosterix US Holdings LLC fully owns directly Neurosterix Swiss Holdings AG, Switzerland and indirectly Neurosterix Pharma Sàrl whose principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland.

The Groups principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Its registered shares are traded at the SIX Swiss Exchange, under the ticker symbol ADXN and its American Depositary Shares (ADSs) on the Nasdaq Stock Market under the symbol ADXN. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These interim condensed consolidated financial statements have been approved for issuance by the Board of Directors on September 29, 2025.

2. Basis of preparation

These interim condensed consolidated financial statements for the six-month period ended June 30, 2025, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2024.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited interim condensed consolidated financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the interim condensed consolidated financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2024.

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2025. Of the latter, the Group noted the amendment of IAS 21: The Effects of Changes in Foreign Exchange rates relating to the exchange rate of currencies that are not exchangeable. The Group concluded that this amendment was not relevant as the Group only uses major currencies. The Group is also assessing other new and revised standards which are not mandatory until after 2025 and noted that IFRS 18 – Presentation and Disclosure in Financial Statements will replace IAS 1 - Presentation of Financial Statements - from January 1, 2027 and may impact the presentation and structure of the Group’s primary financial statements and related disclosures.

Due to rounding, numbers presented throughout these interim condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amounts rather than the presented rounded amounts. Where necessary, comparative figures have been revised to conform with the current year 2025.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

3. Material accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform with a portfolio of preclinical programs. The Group is a development-stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these unaudited interim condensed consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, through mid-June 2026. These factors individually and collectively indicate that a material uncertainty exists that raises substantial doubt about the Group’s ability to continue as a going concern for one year from the date of issuance of these unaudited interim condensed consolidated financial statements. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks

The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted the business of the Group and clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

Discontinued operations, assets and liabilities held for sale related to the Neurosterix Transaction

On April 2, 2024, the Group sold a part of its business constituting its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs (note 21). As a consequence, the Group recognized discontinued operations in the statements of profit or loss under “net profit or loss from discontinued operations” for the six month-period ended June 30, 2024, in accordance with IFRS 5. The Group identified as well, cash flows from discontinued operations for the six-month period ended June 30, 2024 (note 21). The identification of discontinued operations may require some degree of judgement.

Fair value measurement of financial instruments

The Group measures its financial instruments at fair value at each reporting date. Fair value is the price that would be received to sell its financial asset in an orderly transaction between market participants at the measurement date, in the principal or most advantageous market, under current market conditions. Fair value measurements are categorized into three levels based on the degree to which inputs to the valuation techniques are observable:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets;
●	Level 2: Inputs other than quoted prices included within Level 1 that are all observable, either directly or indirectly used to measure the fair value;
●	Level 3: One or more of the significant inputs used to measure fair value is not based on observable market data. This is the case for unlisted equity securities or financial instruments where climate risk gives rise to a significant unobservable adjustment.

The Group uses appropriate valuation techniques in the circumstances and maximizes the use of relevant observable inputs. The transfers between levels are assessed at the end of each reporting period.

Investments accounted for using the equity method

The Group received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix Transaction. The initial recognition of the investment has been accounted at a fair value based on a financial valuation of Neurosterix Group. This carrying amount has been decreased to recognize the share of loss of Neurosterix Group and tested for impairment whenever events, factors or changes in circumstances indicate that it may not be recoverable.

Financial assets at fair value through Other Comprehensive Income (OCI)

The financial assets at fair value through OCI relate to strategic investments made by the Group into early stage R&D companies. The Group made the irrevocable election to classify these strategic investments, that are not held for trading, at fair value through OCI. The valuation at fair value is based on prices paid by investors during recent fundings (note 23). At each closing, the investments are tested by the Group in order to reflect any change in value due to events, factors or changes in circumstances.

Derivative financial instruments

Derivative financial instruments relate to Phantom shares and Warrants received as part of the purchase of strategic investment. Derivative financial instruments are accounted at fair value through the statements of profit or loss in accordance with IFRS 9, because they are considered as held for trading. The fair value is measured using the black Scholes and binomial valuation models (note 24). A number of assumptions related to the volatility of the underlying shares and to the risk - free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the fair value of the derivative financial instruments would be materially different from the amounts recognized. At each closing, the investments are tested by the Group in order to reflect any change in value due to events, factors or changes in circumstances.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 16.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of profit or loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Equity instruments

The group records in equity the pre-funded warrants sold to investors and the warrants granted to investors at a fair value calculated using Black-Scholes model. A number of assumptions related to the volatility of the underlying shares and to the risk - free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the fair value of the equity instruments would be materially different from the amounts recorded in equity at the grant date.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 15.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group is derived from the business of discovery, development and commercialization of pharmaceutical products. Income primarily relates to research services provided to a pharmaceutical company and the fair value of services received from Neurosterix Group at zero cost (notes 10 and 21).

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Collaborative research funding	—	115,277	—	348,757
Fair value of services received at zero cost from Neurosterix Group	34,505	—	105,560	—
Other service income	1,870	—	1,870	1,430
Total	36,375	115,277	107,430	350,187

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Indivior PLC	—	115,277	—	348,757
Neurosterix Group	34,505	—	105,560	—
Other counterparties	1,870	—	1,870	1,430
Total	36,375	115,277	107,430	350,187

For more detail, refer to note 16 “Revenue from contract with customer” and note 17 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	June 30,	December 31,
	2025	2024
Switzerland	5,848,099	7,136,602
France	336	338
Total	5,848,435	7,136,940

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

The geographical analysis of operating costs is as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Switzerland	765,310	1,010,390	1,439,158	2,031,464
United States of America	2,840	2,371	5,155	4,017
France	1,123	1,832	2,277	2,114
Total operating costs (note 18)	769,273	1,014,593	1,446,590	2,037,595

The capital expenditure is nil for the three-month and six-month periods ended June 30, 2024 and 2025 respectively.

6. Cash and cash equivalents

	June 30,	December 31,
	2025	2024
Cash at bank and on hand	2,300,994	3,341,738
Total cash and cash equivalents	2,300,994	3,341,738

Split by currency:

	June 30,	December 31,
	2025	2024
CHF	95.02%	80.84%
USD	3.03%	14.90%
EUR	1.34%	2.42%
GBP	0.61%	1.84%
Total	100.00%	100.00%

The Group invests its cash balances into a variety of current accounts mainly with two Swiss banks whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of June 30, 2025 and December 31, 2024.

7. Other current assets

	June 30,	December 31,
	2025	2024
Other financial assets	6,994	6,496
Trade and other receivables	38,439	15,513
Prepayments	251,079	169,649
Other short-term assets	60,074	7,967
Total other current assets	356,586	199,625

Total other current assets increased by CHF 0.2 million as of June 30, 2025 compared to December 31, 2024 primarily due to higher prepayments driven by the Directors and Officers (D&O) insurance premium paid annually at the beginning of the year. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all trade receivables and other receivables. The Group has considered that the trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of June 30, 2025 and December 31, 2024.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

8. Right-of-use assets

Year ended December 31, 2024	Properties	Equipment	Total
Opening net book amount	328,524	1,808	330,332
Depreciation charge	(73,337)	(677)	(74,014)
Effect of lease modifications	23,940	—	23,940
Disposals	(7,408)	—	(7,408)
Assets transferred to Neurosterix Pharma Sàrl	(230,141)	(1,131)	(231,272)
Closing net book amount	41,578	—	41,578

As of December 31, 2024	Properties	Equipment	Total
Cost	111,642	—	111,642
Accumulated depreciation	(70,064)	—	(70,064)
Net book value	41,578	—	41,578

Period ended June 30, 2025	Properties	Total
Opening net book amount	41,578	41,578
Depreciation charge	(4,023)	(4,023)
Closing net book amount	37,555	37,555

As of June 30, 2025	Properties	Total
Cost	111,642	111,642
Accumulated depreciation	(74,087)	(74,087)
Net book value	37,555	37,555

9. Equipment

Year ended December 31, 2024	Equipment	Total
Opening net book amount	22,604	22,604
Additions	1,273	1,273
Depreciation charge	(3,759)	(3,759)
Assets transferred to Neurosterix Pharma Sàrl	(18,987)	(18,987)
Closing net book amount	1,131	1,131

As of December 31, 2024	Equipment	Total
Cost	84,775	84,775
Accumulated depreciation	(83,644)	(83,644)
Net book value	1,131	1,131

Period ended June 30, 2025	Equipment	Total
Opening net book amount	1,131	1,131
Depreciation charge	(212)	(212)
Closing net book amount	919	919

As of June 30, 2025	Equipment	Total
Cost	84,775	84,775
Accumulated depreciation	(83,856)	(83,856)
Net book value	919	919

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

10. Intangible assets

	Service
Year ended December 31, 2024	agreement	Total
Opening net book amount	—	—
Additions	182,348	182,348
Depreciation charge	(182,348)	(182,348)
Closing net book amount	—	—

	Service
As of December 31, 2024	agreement	Total
Cost	182,348	182,348
Accumulated depreciation	(182,348)	(182,348)
Net book value	—	—

The service agreement relates to staff and infrastructure provided by Neurosterix Pharma Sàrl at zero cost in accordance with the Neurosterix Transaction (note 21). The depreciation charge was recognized at the rate at which these services were provided. During the first half of 2025, this agreement was not formally renewed, but Neurosterix agreed to allow the Group to have access to some employees and infrastructure at zero cost. The fair value of the services received at zero cost has been recognized as other income and other operating expenses for the three-month and six-month periods ended June 30, 2025, amounted to CHF 34,505 and CHF 105,560, respectively.

11. Non-current financial assets

	June 30,	December 31,
	2025	2024
Security rental deposits	7,086	7,089
Total non-current financial assets	7,086	7,089

Security rental deposits relate to office space. The applicable interest rate to such deposits is immaterial, and therefore, the value approximates amortized cost.

12. Payables, accruals and other current liabilities

	June 30,	December 31,
	2025	2024
Trade payables	640,087	253,290
Social security and other taxes	82,500	22,649
Accrued expenses	420,368	518,848
Total	1,142,955	794,787

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables, accruals and other current liabilities increased by CHF 0.3 million as of June 30, 2025 compared to December 31, 2024 mainly due to payables. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

13. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2024 (1)	184,354,496	(59,159,103)	125,195,393
Sale of treasury shares	—	3,050,665	3,050,665
Movement of shares under liquidity agreement	—	10,500	10,500
Acquisition of shares forfeited from DSPPP	—	(8,539)	(8,539)
Balance as of June 30, 2024	184,354,496	(56,106,477)	128,248,019
Shares reclassed as treasury shares under IFRS 2	—	(29,950,268)	(29,950,268)
Balance as of June 30, 2024 IFRS 2	184,354,496	(86,056,745)	98,297,751

(1) In accordance with Swiss law, the issuance of 6,120,000 new shares through the exercise of pre - funded warrants from December 12, 2023 to December 31, 2023, have been registered in the commercial register on February 20, 2024. As of January 1, 2024, the amount of the share capital as registered in the commercial register is CHF 1,782,344.96 divided into 178,234,496 shares.

	Number of shares
	Common	Treasury
	shares	shares	Total
Balance as of January 1, 2025	184,354,496	(56,061,527)	128,292,969
Sale of treasury shares	—	12,898,903	12,898,903
Movement of shares under liquidity agreement	—	6,268	6,268
Acquisition of shares forfeited from DSPPP	—	(5,848)	(5,848)
Balance as of June 30, 2025	184,354,496	(43,162,204)	141,192,292
Shares reclassed as treasury shares under IFRS 2	—	(29,944,420)	(29,944,420)
Balance as of June 30, 2025 IFRS 2	184,354,496	(73,106,624)	111,247,872

As of June 30, 2025, 141,192,292 shares were outstanding excluding 43,162,204 treasury shares directly held by Addex Pharma SA and including 29,944,420 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (note 14).

As of June 30, 2024, 128,248,019 shares were outstanding excluding 56,106,477 treasury shares directly held by Addex Pharma SA and including 29,950,268 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (note 14).

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of June 30, 2025, 110,354 (December 31, 2024: 116,622) treasury shares are recorded under this agreement in the treasury share reserve and CHF 6,994 (December 31, 2024: CHF 6,496) is recorded in other financial assets.

During the six-month period ended June 30, 2025, the Group sold 12,898,903 treasury shares at an average price of CHF 0.06 per share for total gross proceeds of CHF 777,546 (during the six-month period ended June 30, 2024, the Group sold 3,050,665 treasury shares at an average price of CHF 0.077 per share for gross proceeds of CHF 235,257). Of these treasury shares 10,966,666 were sold at a price of CHF 0.06 per share with 2,741,666 warrants granted by the Group at an exercise price of CHF 0.06 and a 5-year exercise period. The fair value of the warrants amounted to CHF 65,609 and has been recorded in equity as transaction costs. The remaining 1,932,237 treasury shares have been sold under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.06 per share for gross proceeds of CHF 119,548.

On February 20, 2024, in accordance with Swiss law, the Company registered in the commercial register 6,120,000 new shares issued out of conditional capital from December 12, 2023 to December 31, 2023 following the exercise of pre-funded warrants granted to one institutional investor on April 3, 2023.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

14. Share-based compensation

The total share-based compensation expense for equity incentive units recognized as continuing operating costs in the statements of profit or loss for the three-month and six-month periods ended June 30, 2025 amounted to CHF 19,181 and CHF 44,098 respectively (CHF 47,226 and CHF 105,572 for the three-month and six-month periods ended June 30, 2024).

The total share-based compensation expense for equity incentive units recognized as discontinued operating costs in the statements of profit or loss under “net profit or loss from discontinued operations” amounted to CHF 1,485,750 for the six-month period ended June 30, 2024 of which CHF 1,158,069 related to the accelerated vesting of equity incentive units of employees and Executive Managers transferred to Neurosterix Pharma Sàrl and included in the net gain of the sale of activities (note 21).

As of June 30, 2025, 8,004,748 options were outstanding (December 31, 2024: 8,006,791). As of June 30, 2025, 29,944,420 shares benefiting from our Deferred Strike Price Payment Plan (DSPPP) were outstanding (respectively 29,950,268 shares as of December 31, 2024). All the shares benefiting from our DSPPP have been recorded as treasury shares in accordance with IFRS 2 (note 13).

15. Retirement benefits obligations

The amounts recognized in the statements of profit or loss are as follows:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Current service cost	(7,521)	(3,204)	(15,043)	(6,354)
Past service cost	—	—	—	1,070
Interest cost	(5,399)	(7,291)	(10,799)	(9,086)
Interest income	4,861	7,029	9,721	8,662
Company pension amount (note 19)	(8,059)	(3,466)	(16,121)	(5,708)

The Group’s pension costs recognized as continuing operating costs in the statement of profit or loss for the three-month and the six-month periods ended June 30, 2025, amounted to CHF 8,059 and CHF 16,121, respectively (CHF 3,466 and CHF 5,708 for the three-month and six-month periods ended June 30, 2024).

During the first half of 2024, the Group recognized a pension cost of CHF 42,493 as discontinued operations in the statements of profit or loss under “net profit or loss from discontinued operations” relating to the employees transferred to Neurosterix Group on April 2, 2024. As part of the transaction, a gain of CHF 433,791 was recognized in the statements of profit or loss under “net profit or loss from discontinued operations” as net gain related to the sale of activities due to a positive past service cost generated by the transfer of employees to Neurosterix Group (note 21).

The amounts recognized in the balance sheet are determined as follows:

	June 30, 2025	December 31, 2024
Defined benefit obligation	(2,049,265)	(2,108,384)
Fair value of plan assets	1,937,318	1,944,133
Retirement benefit obligation	(111,947)	(164,251)

Retirement benefit obligation decreased by CHF 0.1 million as of June 30, 2025 compared to December 31, 2024 primarily due to changes in financial assumptions.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

16. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including chronic cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for the Group’s R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include chronic cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program. On August 27, 2024, Indivior selected a compound for future development in substance use disorder and undertakes all future development of their selected compound. Under the terms of the agreement, the Group has also exercised its right to select a compound to advance its own independent GABAB PAM program for the treatment of chronic cough.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

No amount has been recognized by the Group under this agreement for the three-month and six-month periods ended June 30, 2025. For the three-month and six-month periods ended June 30, 2024, the Group recognized CHF 0.1 million and CHF 0.3 million as revenue in continuing operations related to the research agreement that has been completed during the second half of 2024.

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health.

In 2024, Janssen completed a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients that did not achieve statistical significance for the primary endpoint of time for patients to reach baseline seizure count when ADX71149 was added to standard of care and decided to terminate the development of ADX71149. On April 17, 2025, the Group announced that the license agreement had been terminated and the program and all related intellectual property has been returned to the Group.

Under the terms of the Janssen agreement the Group was eligible to receive up to EUR 109 million in success - based development and regulatory milestone, and low double - digit royalties on net sales.

No amounts have been recognized under this agreement for the six-month period ended June 30, 2025 and 2024.

17. Other income

During the six-month period ended June 30, 2025, the Group recognized CHF 0.1 million primarily related to the fair value of services received from Neurosterix Group at zero cost (note 10). The income from IT consultancy agreements recognized during the six - month periods ended June 30, 2024 and 2025 was close to nil.

In September 2023, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. The Group recognized CHF 38,401 from January 1, 2024 to April 2, 2024, the date when the program was transferred to Neurosterix Pharma Sàrl and recorded as discontinued operations (note 21). The remaining funds and deferred income of CHF 0.3 million recorded as assets and liabilities held for sale as of April 2, 2024, has been transferred to Neurosterix Pharma Sàrl.

18. Operating costs

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Staff costs (note 19)	44,496	67,959	145,538	136,641
Depreciation (notes 8/9)	2,118	112,382	4,236	115,320
External research and development costs	68,492	184,461	101,075	363,571
Laboratory consumables	4,021	—	4,021	—
Patent maintenance and registration costs	53,865	68,335	97,119	123,874
Professional fees	320,253	376,033	622,635	828,043
Short-term leases	—	1,545	—	1,545
D&O Insurance	47,207	61,629	91,857	112,678
Other operating costs	228,821	142,249	380,109	355,923
Total operating costs	769,273	1,014,593	1,446,590	2,037,595

The evolution of the total operating costs of continuing operations is mainly driven by professional fees and external research and development costs.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

During the six-month period ended June 30, 2025, total operating costs recognized as continuing operating costs decreased by CHF 0.6 million compared to the same period ended June 30, 2024, primarily due to decrease external research and development costs of CHF 0.3 million and professional fees of CHF 0.2 million.

During the three-month period ended June 30, 2025, total operating costs recognized as continuing operating costs decreased by CHF 0.2 million compared to the same period ended June 30, 2024, primarily due to decreased depreciation and amortization of CHF 0.1 million and professional fees of CHF 0.1 million.

Total operating costs recognized as discontinued operations, primarily related to staff costs and external research and development, amounted to CHF 2.0 million for the six-month period ended June 30, 2024 (note 21).

19. Staff costs

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Wages and salaries	28,811	54,039	113,580	108,323
Social charges and insurances	5,775	5,753	11,550	11,963
Value of share-based services	1,851	4,701	4,287	10,647
Retirement benefit (note 15)	8,059	3,466	16,121	5,708
Total staff costs	44,496	67,959	145,538	136,641

During the six-month period ended June 30, 2025, total staff costs recognized as continuing operating costs remained stable at CHF 0.1 million compared to the same period ended June 30, 2024.

Staff costs recognized as discontinued operations amounted to CHF 1.4 million for the six-month period ended June 30, 2024 (note 21).

20. Finance result, net

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Interest income	3	1,507	3	9,078
Interest cost	(334)	(437)	(365)	(583)
Interest expense on leases	(495)	(427)	(1,012)	(892)
Foreign exchange gains /(losses)	6,657	(27,339)	(11,945)	18,615
Finance result, net	5,831	(26,696)	(13,319)	26,218

21. Discontinued operations

On February 8, 2024, the Group signed a non-binding term sheet with Perceptive Advisors related to the divestment of part of its business. On April 2, 2024, the sale became effective. The allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been divested to a new Swiss company, Neurosterix Pharma Sàrl that has received committed funding of USD 65 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the “Neurosterix Transaction” or “Transaction”) from April 2, 2024 to the issuance date of these unaudited condensed consolidated financial statements. The Group received gross proceeds of CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix US Holdings LLC (note 1). The Group retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, the Group and Neurosterix Pharma Sàrl entered into a service agreement which provides the Group with access to certain staff and infrastructure at zero cost to ensure the operation of the Group retained business until December 31, 2024. In 2025, this agreement was not formally renewed, but Neurosterix agreed to allow the Group to have access to some employees and infrastructure at zero cost (note 10).

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

As the allosteric modulator drug discovery technology platform and a portfolio of preclinical programs have been sold on April 2, 2024, such activities have been identified as discontinued operations for the period beginning on January 1, 2024 and terminating on April 1, 2024. The net gain of the sale of activities amounted to CHF 13,961,900 during the six-month period ended June 30, 2024. During the same period ended June 30, 2025, the Group recognized an additional discontinued gain of CHF 117,747 from the sale of activities, related to a consideration receivable considered as contingent during previous periods. As of June 30, 2025, there is not any remaining contingent consideration receivable.

Financial performance of discontinued operations:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Other income	—	—	—	38,401
Research and development	—	(17,842)	—	(1,337,938)
General and administration	—	(36,976)	—	(673,259)
Total operating costs	—	(54,818)	—	(2,011,197)

Operating loss	—	(54,818)	—	(1,972,796)

Finance expense	—	—	—	(5,672)
Net loss before tax	—	(54,818)	—	(1,978,468)
Income tax expense	—	—	—	—
Net loss from discontinued operations	—	(54,818)	—	(1,978,468)
Net gain of the sale of activities after income tax	117,747	14,390,211	117,747	13,961,900
Total net gain from discontinued operations	117,747	14,335,393	117,747	11,983,432

Operating costs of discontinued operations:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Staff costs	—	53,218	—	1,422,184
Depreciation	—	—	—	67,422
External research and development costs	—	1,600	—	333,278
Laboratory consumables	—	—	—	17,735
Patent maintenance and registration costs	—	—	—	62,563
Professional fees	—	—	—	38,271
Short-term leases	—	—	—	8,329
Other operating costs	—	—	—	61,415
Total discontinued operating costs	—	54,818	—	2,011,197

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

Cash flows of discontinued operations:

	For the six months
	Ended June 30,
	2025	2024
Net profit from discontinued operations	117,747	11,983,432
Adjustments for:
Net gain on Neurosterix transaction	(117,747)	(13,961,900)
Value of share-based services	—	327,681
Post-employment benefits	—	(27,338)
Depreciation	—	67,422
Finance cost net	—	5,672
Increase in trade and other receivables	—	(404,940)
Increase in prepayments	—	(151,695)
Increase in other current assets	—	(5,000)
Decrease in payables and accruals	—	(795,215)
Decrease in deferred income	—	(38,401)
Net cash flow used in operating activities	—	(3,000,282)

Net cash flow from investing activities
Consideration from Neurosterix Transaction	57,673	5,119,754
Legal fees paid for Neurosterix Transaction	—	(452,798)
Net cash from investing activities	57,673	4,666,956

Cash flows used in financing activities
Principal element of lease payment	—	(63,770)
Interest paid	—	(5,672)
Net cash used in financing activities	—	(69,442)

Net cash from discontinued activities	57,673	1,597,232

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

Details of the net gain of the sale of activities:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Consideration received
Cash in from Neurosterix Pharma Sàrl sale	—	5,000,000	—	5,000,000
Fair value of Neurosterix US Holdings LLC’s participation	—	9,428,400	—	9,428,400
Net gain on Neurosterix Pharma Sàrl derecognition (IFRS 10)	—	539,250	—	539,250
Retirement benefit obligation of employees leaving the Group (IAS 19) (note 15)	—	433,791	—	433,791
Faire value of service agreement	—	182,348	—	182,348
Net debt liabilities related to Neurosterix Pharma Sàrl (IFRS 16)	—	11,144	—	11,144
Other consideration	117,747	—	117,747	—
Total Disposal consideration	—	15,594,933	—	15,594,933

Investment in Neurosterix Pharma Sàrl	—	(20,000)	—	(20,000)
Legal fees paid for Neurosterix Transaction	—	(26,653)	—	(454,964)
Accelerating vesting ESOP/DSPPP (note 14)	—	(1,158,069)	—	(1,158,069)
Total costs related to activities sold	—	(1,204,722)	—	(1,633,033)

Net gain on sale before income tax	117,747	14,390,211	117,747	13,961,900

Income tax expense on gain	—	—	—	—

Net gain on sale after income tax	117,747	14,390,211	117,747	13,961,900

The total net fair value of the sales of activities amounted to CHF 14.1 million including CHF 5.0 million in cash and CHF 9.4 million for the equity interest of 20% in Neurosterix US Holdings LLC.

22. Interests in associates

On April 2, 2024, the Group received an equity interest of 20% in Neurosterix US Holdings LLC domiciliated in the US and parent company of Neurosterix Pharma Sàrl as part of Neurosterix transaction (note 21). Neurosterix Group primarily operates in Switzerland and uses Swiss franc as functional currency and US Dollars as presentation currency. The carrying amount of the equity-accounted investment in Neurosterix Group has changed as follow :

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Beginning of the period	6,239,691	—	7,087,142	—
Fair value of Neurosterix US Holdings LLC equity interest on April 2, 2024	—	9,428,400	—	9,428,400
Share of the net loss for the period of Neurosterix’s Group	(1,231,845)	(530,749)	(2,079,296)	(530,749)
End of period	5,007,846	8,897,651	5,007,846	8,897,651

The 20% equity interest in Neurosterix US Holdings LLC received by the Group on April 2, 2024 was initially valued at CHF 9.43 million using a financial valuation of the Neurosterix Group. From April 2, 2024 to June 30, 2025, the share of net loss of Neurosterix Group amounted to CHF 4.3 million in accordance with IAS 28. The loss recognized for the period primarily reflects expenditures related to research and development and general and administrative activities, which are incurred in the ordinary course of Neurosterix operations. As of June 30, 2025, the equity-accounted investment is not impaired.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

23. Financial assets at fair value through other comprehensive income

In June 2025, the Group invested CHF 795,029 in Stalicla SA and received 23,342 preferred shares with attached derivative financial instruments (note 24). The purchase price allocation was performed on the basis of the fair value of the derivative financial instruments, with the residual amount allocated to the preferred shares, initially recognized at CHF 285,962. The Group has made the irrevocable election to classify the 23,342 preferred shares received at fair value through other comprehensive income rather than through the statements of profit or loss, as the shares are held for strategic purposes and not for trading.

As of June 30, 2025, the fair value of the unlisted securities of Stalicla SA (level 3) remained unchanged:

June 30, 2025
Stalicla SA	285,962
Total	285,962

24. Derivative financial instruments

As part of its investment in 23,342 preferred shares of Stalicla SA executed in June 2025 (note 23), the Group was granted several related financial instruments. These comprised an anti-dilution protection through a ratchet mechanism, 23,342 phantom shares entitling the Group to proceeds equivalent to those distributable to 23,342 ordinary shares, 23,342 warrants with a ten-year exercise period at a strike price of CHF 34.05 to purchase 23,342 ordinary shares and 3,591 warrants with a five-year exercise period, a strike price of CHF 0.10 to purchase 3,591 preferred shares. These financial instruments are classified as derivatives and valued at fair value (level 3) using black Scholes and binomial valuation models. On initial recognition, their aggregate fair value amounted to CHF 509,067. The fair value of phantom shares was capped at the fair value of the preferred shares, as the Management concluded that the two values should be deemed equivalent. As a result, an amount of CHF 111,552 was not recorded as phantom shares as of June 30, 2025.

As of June 30, 2025, the fair value (level 3) of these derivative financial instruments, driven by the value of Stalicla SA shares (note 23), remained unchanged:

June 30, 2025
Phantom shares	285,962
Anti-dilution protection	102,547
Warrants	120,558
Total	509,067

The following table presents the Group’s financial assets measured and recognized at fair value at June 30, 2025:

	Levels
Period ended June 30, 2025	1 and 2	Level 3	Total
Financial assets at fair value through profit and loss (FVPL)
Phantom shares (Stalicla SA)	—	285,962	285,962
Anti-dilution protection (Stalicla SA)	—	102,547	102,547
Warrants (Stalicla SA)	—	120,558	120,558
Financial assets at fair value through other comprehensive income (OCI))
Preferred shares (Stalicla SA) (note 23)	—	285,962	285,962
Total financial assets	—	795,029	795,029

As of June 30, 2025, certain inputs used to measure the fair value of the financial instruments related to the investment in Stalicla SA executed in June 2025 (note 23) were not based on observable market data and have been classified at a level 3 in the fair value hierarchy.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurement and how a reasonable possible change in the input would affect the fair values:

	Fair
	value at
	June 30,		Range of	Relation of unobservable inputs to fair
Description	2025	Unobservable inputs	inputs	value
Preferred shares (Stalicla SA)	285,962	(1)	CHF 17-CHF 30	(2)
Phantom shares (Stalicla SA)	285,962

Underlying Stalicla’s share price used in black Scholes valuation model, determined by the price paid by external investors. The fair value of phantom shares is capped at the fair value of preferred shares

			CHF 17

A 10% increase or decrease in Stalicla’s underlying share price would increase or decrease the fair value for respectively CHF 39,682 and CHF 36,138. In both cases the fair value would remained capped at the fair value of preferred shares.

Anti-dilution protection (Stalicla SA)	102,547	Sale price of Stalicla’ shares used in the different scenarios in binomial valuation model	CHF 17 -CHF 30

A 10% increase or decrease in the sale price of Stalicla’ shares under the scenario used in the binomial valuation model, would increase or decrease the fair value for respectively CHF 25,064 and CHF 18,949.

Warrants (Stalicla SA)	60,547	Underlying Stalicla’s share price used in black Scholes valuation model, determined by the price paid by external investors	CHF 17	A 10% increase or decrease in Stalicla’s underlying share price would increase or decrease the fair value for respectively CHF 15,673 and CHF 12,791
Warrants (Stalicla SA)	60,011	Underlying Stalicla’s share price used in black Scholes valuation model, determined by the price paid by external investors	CHF 17	A 10% increase or decrease in Stalicla’s underlying share price would increase or decrease the fair value for respectively CHF 6,091 and CHF 5,538
(1)The fair value of the preferred shares was determined as the residual amount between the subscription price of CHF 795,029 and the fair value of the derivative financial instruments measured using black scholes and binomial valuation models. The fair value of the phantom shares was capped at the fair value of the preferred shares.
(2)An increase or decrease of 10% in Stalicla’s underlying share price used to calculate the fair value of the anti-dilution protection through ratchet mechanism and warrants would conduct to a decreased or increased fair value of respectively CHF 21,697 and CHF 20,357.

25. Loss per share

Basic and diluted profit or loss per share is calculated by dividing the profit or loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding treasury shares.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

Diluted profit per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares adjusted by outstanding options and warrants. Diluted loss per share is calculated excluding our options and warrants as they would be antidilutive and our treasury shares.

	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024
Net loss from continuing operations	(1,958,912)	(1,456,761)	(3,431,775)	(2,191,939)
Net profit from discontinued operations	117,747	14,335,393	117,747	11,983,432
Net profit / (loss) attributable to equity holders of the company	(1,841,165)	12,878,632	(3,314,028)	9,791,493
Weigthed average number of shares in issue	100,523,234	98,305,583	99,440,314	97,920,130
Basic and diluted profit / (loss) per share.	(0.02)	0.13	(0.03)	0.10
From continuing operations	(0.02)	(0.01)	(0.03)	(0.02)
From discontinued operations	0.00	0.14	0.00	0.12

The Company has three categories of dilutive potential shares: treasury shares, share options and warrants which have been ignored in the calculation of the loss per share for the three-month and six-month periods ended June 30, 2025 and 2024, as it would decrease the loss of continuing operations.

26. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation

Key management compensation	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

	Continuing operations		Continuing operations
Salaries, other short-term employee benefits and post-employment benefits	99,864	95,934	197,156	155,762
Share‑based compensation	18,910	46,368	43,428	98,766
Total	118,774	142,302	240,584	254,528

The total compensation costs to key management related to continuing operations remained stable during the six-month periods ended June 30, 2024 and 2025.

Key management compensation

Key management compensation	For the three months		For the six months
	ended June 30,		ended June 30,
	2025	2024	2025	2024

	Discontinued operations		Discontinued operations
Salaries, other short-term employee and post-employment benefits	—	345,177	—	664,525
Share-based compensation	—	999,751	—	1,260,638
Total	—	1,344,928	—	1,925,163

The compensation costs to key management transferred to Neurosterix group on April 2, 2024 amounted to CHF 1.9 million for the six-month period ended June 30, 2024. Share-based compensation related to the fair value of equity incentive units recognized through the statements of profit or loss.

As of June 30, 2024, the Group had a net payable of CHF 0.1 million to the Executive Management transferred to Neurosterix Group.

Addex Therapeutics │ Unaudited Interim Condensed consolidated Financial statements │ Notes

Transactions with Neurosterix Group

On April 2, 2024, as part of the Neurosterix transaction, a service agreement was concluded in order to provide to the Group with access to certain staff and infrastructure at zero cost to ensure the operation of the Group retained business until December 31, 2024. In 2025, this agreement was not formally renewed, but Neurosterix agreed to allow the Group to have access to some employees and infrastructure at zero cost. The fair value of the services received at zero cost has been recognized as other income and other operating expenses in the statements of profit or loss and amounted to CHF 34,505 and CHF 105,560 respectively for the three-month and six-month periods ended June 30, 2025. During the second quarter of 2025, the Group recognized a gain from the sale of activities amounting to CHF 117,747 and related to a consideration receivable that was considered as contingent at the moment of the transaction. As of June 30, 2025, the Group has a net receivable of CHF 60,074 with Neurosterix Pharma Sàrl.

Transactions with Stalicla Ltd

In June 2025, the Group invested a total amount of CHF 795,029 in Stalicla Ltd and received 23,342 preferred shares and derivative financial instruments (notes 23 and 24).

27. Events after the balance sheet date

From July 1, 2025 to the issuance date of these condensed interim consolidated financial statements, the Group sold 5,086,552 shares at an average price of CHF 0.069 for total gross proceeds of CHF 350,427.